Contact

www.linkedin.com/in/raymond-lei-sp (LinkedIn)

Publications

Advice for high school students

Donate money, not time

Raymond Lei

CEO at Chip & Lumina - we're hiring!

Austin

Summary

I'm a multi-time founder passionate about ecommerce, entrepreneurship, and globalization.

A few things I'm interested in:
- making remote work better than in-office work
- bringing Asia ecommerce innovation to the US
- innovating in markets neglected by mainstream investors
- improving cost-effectiveness of nonprofits

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Experience

Lumina
Cofounder & CEO
2021 - Present (1 year)

Lumina is reinventing the home office. We build connected, smart products for modern remote professionals. We've received over $1.5 million in prelaunch orders and are beginning to ship beta units to early backers.

Join our distributed team - we're just getting started! https://jobs.getlumina.com/

Chip
Founder & CEO
2021 - Present (1 year)

Chip is the zero-ops ecommerce platform. Built by alumni from Shopify and Y Combinator, Chip is the first ecommerce platform that lets you start a store with zero overhead costs and zero inventory, all powered by AI. Just create a store and start selling -- Chip handles the rest.

Chip has helped sellers drive over $30M in sales. Learn more at https://www.chipchip.com/

Scalable Press

Founder

2012 - 2020 (8 years)

Scalable Press is a B2B marketplace for the promotional products industry. Our mission is to digitize the printing industry.

With a print network of dozens of vendors around the world, Scalable Press powers hundreds of ecommerce and promotional product companies and has the highest-rated Shopify print-on-demand app.

ooShirts

Founder

2007 - 2012 (5 years)

ooShirts sells custom printed t-shirts to local groups and small businesses.

I founded ooShirts when I was 16. My goal was to offer affordably priced t-shirts to other high school students. Today, ooShirts prints over 1 million t-shirts per year.

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Education

University of California, Berkeley

· (2009 - 2011)